# E-Z TECH CORPORATION, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
### For the years ended December 31, 2016 and 2015

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| | Shares | Amount | | | |
|---|---|---|---|---|---|
| Balance at December 31, 2014 | 100 | $ - | $ 120,000 | $ (680,268) | $ (560,268) |
| Net loss | - | - | - | 39,562 | 39,562 |
| Balance at December 31, 2015 | 100 | $ - | $ 120,000 | $ (640,706) | $ (520,706) |
| Net loss | - | - | - | 310,268 | 310,268 |
| Balance at December 31, 2016 | 100 | $ - | $ 120,000 | $ (330,438) | $ (210,438) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.